SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  SCHEDULE TO
                                (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
          OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.
                      (AMENDMENT NO. 4 - FINAL AMENDMENT)


                                 EMCO LIMITED
                      (Name of Subject Company (Issuer))

                             2022841 ONTARIO INC.,
                    an indirect wholly owned subsidiary of
                               BLACKFRIARS CORP.
                               -----------------
                                      and
                               BLACKFRIARS CORP.
                     (Names of Filing Persons (Offerors))
                     ------------------------------------
                                 COMMON SHARES
                        (Title of Class of Securities)
                                   290839109
                     (CUSIP Number of Class of Securities)

                                David Bradford
                                   Secretary
                               Blackfriars Corp.
                               555 Skokie Blvd.
                                  Suite #555
                          Northbrook, Illinois 60062
                           Telephone: (818) 597-3754
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                  Copies to:
                            Stephen M Banker, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                         New York, New York 10036-6522
                            Telephone: 212-735-3000

                           CALCULATION OF FILING FEE
===============================================================================

Transaction Valuation*                                   Amount of Filing Fee**

    US $194,134,547                                            US $15,706
===============================================================================

* Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of all outstanding shares of common stock of Emco Limited ("Emco"), based upon the product obtained by multiplying (a) 17,488,482 (the maximum number of common shares ("Common Shares") of Emco to be acquired in the tender offer) and (b) the quotient of (x) the offer price of Cdn $16.60 per Common Share divided by (y) 1.4954 (the February 27, 2003, noon buying rate in New York City for cable transfers payable in Canadian dollars for US $1.00, as released by the Federal Reserved Bank of New York).

** Previously paid. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the product of .0000809 and the transaction valuation.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid: N/A                 Form or Registration No.: N/A
     Filing party: N/A                           Date Filed: N/A

     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [_] issuer tender offer subject to Rule 13e-4.

     [_] going-private transaction subject to Rule 13e-3.

     [_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
===============================================================================


         This Amendment No. 4 - Final Amendment to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission (the "Commission") on February 28, 2003, as amended by Amended No. 1 filed with the Commission on March 19, 2003, as further amended by Amendment No. 2 filed with the Commission on March 19 and as further amended by Amendment No. 3 filed with the Commission on March 21, 2003, relates to the offer by 2022841 Ontario Inc. (the "Offeror"), an Ontario corporation and an indirect wholly owned subsidiary of Blackfriars Corp., a corporation organized under the laws of the State of Delaware ("Blackfriars"), to purchase all outstanding common shares (the "Common Shares") of Emco Limited, an Ontario corporation (the "Company"), at Cdn$16.60 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase", which includes the Offer Document ("Offer Document") and the accompanied Circular (the "Circular") contained therein) and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1) and
(a)(2) to the Schedule TO, respectively. The Offer to Purchase and the Letter of Transmittal, as they may be amended or supplemented, are collectively referred herein to as the "Offer". Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Offer To Purchase.

Items 8 and 11.   Interest in Securities of the Subject Company; Additional
                  Information.

         Items 8 and 11 of the Schedule TO are hereby amended and supplemented to add the following:

         The Offer expired at 8:00 p.m. (EST) on Monday, April 7, 2003. The Offeror was informed by Computershare Trust Company (as depositary for the Offer, the "Depositary") that approximately 15,223,873 Common Shares were validly tendered and not withdrawn as of the expiration of the Offer, including approximately 310,803 Common Shares tendered by notice of guaranteed delivery. The number of Common Shares tendered and accepted for purchase represents approximately 95.7% of the issued and outstanding Common Shares of the Company. Following the expiration of the Offer, the Offeror accepted for payment all Common Shares theretofore validly tendered and not withdrawn pursuant to the Offer.

         Section 188 of the Business Corporation Act (Ontario) (the "OBCA") permits the Offeror to acquire the Common Shares not tendered pursuant to the Offer if, within 120 days after the date of the Offer, the Offer is accepted by the holders of not less than 90% of the Common Shares (other than Common Shares held by or on behalf of the Offeror and its affiliates or associates). As a result of the purchase of 95.7% of the outstanding Common Shares by the Offeror in the Offer, the Offeror intends to acquire all remaining publicly held Common Shares pursuant to Section 188 of the OBCA. Remaining public holders of Common Shares will be sent materials to allow them to elect to exchange their Common Shares for Cdn$16.60 per Common Share or to dissent and demand fair value for their Common Shares, in each case in accordance with
Section 188 of the OBCA.

         On April 8, 2003, the Offeror issued a press release, a copy of which is attached hereto as Exhibit (a)(14), announcing that it has accepted all Common Shares tendered and not withdrawn on or prior to the expiration of the Offer, the press release is incorporated herein by reference.

Item 12.   Exhibits.

           (a)(14) Press Release issued by 2022841 Ontario Inc. on April 8,
2003.



                                   SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              2022841 ONTARIO INC.


                              By: /s/ Christopher Pappo
                                  -------------------------------------------
                                  Name:  Christopher Pappo
                                  Title: Chief Financial Officer


                              BLACKFRIARS CORP.


                              By: /s/ Thomas A. Lullo
                                  --------------------------------------------
                                  Name:  Thomas A. Lullo
                                  Title: Treasurer and Assistant Secretary



Dated: April 8, 2003

EXHIBIT INDEX


Exhibit No.  Exhibit Name                                          Page Number
----------   ------------                                          -----------

(a)(14)      Press Release issued by 2022841 Ontario Inc.
             on April 8, 2003.